UNITED STATES

Securities and exchange commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Agrify Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00853E 305

(CUSIP Number)

Bret Kravitz

325 West Huron Street

Suite 700

Chicago, Illinois 60654

(312) 471-6720

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

-with copies to-

Jessie Lochman Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5817	Peter Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

November 5, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP NO. 105230 106	13D	Page 1 of 12 Pages

1	NAME OF REPORTING PERSON RSLGH, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,860,274[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,860,274[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,860,274[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.99%[1]
14	TYPE OF REPORTING PERSON OO

1	This amount includes (a) 666,699 shares of common stock acquired pursuant to the Purchase Agreement (as defined in Item 4); (b) 6,169,702 shares of common stock underlying warrants acquired pursuant to the Purchase Agreement, subject to a 49.99% beneficial ownership limitation; and (c) 23,873 shares of common stock underlying Award Stock (as defined in Item 4) acquired pursuant to the Purchase Agreement. The Note (as defined in Item 4) is not currently convertible and is not anticipated to be convertible within the next 60 days.

CUSIP NO. 00853E 305	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Core growth, llc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,860,274[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,860,274[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,860,274[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.99%[1]
14	TYPE OF REPORTING PERSON OO

1	This amount includes (a) 666,699 shares of common stock acquired pursuant to the Purchase Agreement (as defined in Item 4); (b) 6,169,702 shares of common stock underlying warrants acquired pursuant to the Purchase Agreement, subject to a 49.99% beneficial ownership limitation; and (c) 23,873 shares of common stock underlying Award Stock (as defined in Item 4) acquired pursuant to the Purchase Agreement. The Note (as defined in Item 4) is not currently convertible and is not anticipated to be convertible within the next 60 days.

CUSIP NO. 00853E 305	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Wellness Mgmt, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,860,274[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,860,274[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,860,274[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.99%[1]
14	TYPE OF REPORTING PERSON OO

1	This amount includes (a) 666,699 shares of common stock acquired pursuant to the Purchase Agreement (as defined in Item 4); (b) 6,169,702 shares of common stock underlying warrants acquired pursuant to the Purchase Agreement, subject to a 49.99% beneficial ownership limitation; and (c) 23,873 shares of common stock underlying Award Stock (as defined in Item 4) acquired pursuant to the Purchase Agreement. The Note (as defined in Item 4) is not currently convertible and is not anticipated to be convertible within the next 60 days.

CUSIP NO. 00853E 305	13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON For Success Holdings Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,860,274[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,860,274[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,860,274[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.99%[1]
14	TYPE OF REPORTING PERSON OO

1	This amount includes (a) 666,699 shares of common stock acquired pursuant to the Purchase Agreement (as defined in Item 4); (b) 6,169,702 shares of common stock underlying warrants acquired pursuant to the Purchase Agreement, subject to a 49.99% beneficial ownership limitation; and (c) 23,873 shares of common stock underlying Award Stock (as defined in Item 4) acquired pursuant to the Purchase Agreement. The Note (as defined in Item 4) is not currently convertible and is not anticipated to be convertible within the next 60 days.

CUSIP NO. 00853E 305	13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON VCP23, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,860,274[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,860,274[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,860,274[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.99%[1]
14	TYPE OF REPORTING PERSON OO

1	This amount includes (a) 666,699 shares of common stock acquired pursuant to the Purchase Agreement (as defined in Item 4); (b) 6,169,702 shares of common stock underlying warrants acquired pursuant to the Purchase Agreement, subject to a 49.99% beneficial ownership limitation; and (c) 23,873 shares of common stock underlying Award Stock (as defined in Item 4) acquired pursuant to the Purchase Agreement. The Note (as defined in Item 4) is not currently convertible and is not anticipated to be convertible within the next 60 days.

CUSIP NO. 00853E 305	13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON GTI23, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,860,274[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,860,274[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,860,274[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.99%[1]
14	TYPE OF REPORTING PERSON OO

1	This amount includes (a) 666,699 shares of common stock acquired pursuant to the Purchase Agreement (as defined in Item 4); (b) 6,169,702 shares of common stock underlying warrants acquired pursuant to the Purchase Agreement, subject to a 49.99% beneficial ownership limitation; and (c) 23,873 shares of common stock underlying Award Stock (as defined in Item 4) acquired pursuant to the Purchase Agreement. The Note (as defined in Item 4) is not currently convertible and is not anticipated to be convertible within the next 60 days.

CUSIP NO. 00853E 305	13D	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Green Thumb Industries Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,860,274[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,860,274[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,860,274[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.99%[1]
14	TYPE OF REPORTING PERSON CO

1	This amount includes (a) 666,699 shares of common stock acquired pursuant to the Purchase Agreement (as defined in Item 4); (b) 6,169,702 shares of common stock underlying warrants acquired pursuant to the Purchase Agreement, subject to a 49.99% beneficial ownership limitation; and (c) 23,873 shares of common stock underlying Award Stock (as defined in Item 4) acquired pursuant to the Purchase Agreement. The Note (as defined in Item 4) is not currently convertible and is not anticipated to be convertible within the next 60 days.

CUSIP NO. 00853E 305	13D	Page 8 of 12 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (“Common Stock”), of Agrify Corporation (the “Company” or the “Issuer”). The address of the principal executive offices of the Company is 2468 Industrial Row Dr., Troy, Michigan 48084.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed jointly by (1) RSLGH, LLC, a Delaware limited liability company (“RSLGH”); (2) Core Growth, LLC, a Delaware limited liability company and the sole member of RSLGH (“Core Growth”); (3) Wellness Mgmt, LLC, a California limited liability company and the sole member of Core Growth (“Wellness Mgmt”); (4) For Success Holdings Company, a Delaware corporation and the sole member of Wellness Mgmt (“For Success Holdings”); (5) VCP23, LLC, a Delaware limited liability company and the sole shareholder of For Success Holdings (“VCP23”); (6) GTI23, Inc., a Delaware corporation and the sole member of VCP23 (“GTI23”); and (7) Green Thumb Industries Inc., a British Columbia corporation and the sole shareholder of GTI23 (“GTI” or “Green Thumb”) (RSLGH, Core Growth, Wellness Mgmt, For Success Holdings, VCP23, GTI23 and GTI, collectively, the “Reporting Persons”). The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D.

For information with respect to the identity and background of each executive officer and director of GTI, For Success Holdings and GTI23, see Schedule A attached hereto. The information required herein with respect to the respective executive officers and directors of GTI, For Success Holdings and GTI23, is provided to the best knowledge of the Reporting Persons.

(b)	The principal business address of the Reporting Persons is 325 West Huron Street, Suite 700, Chicago, Illinois 60654.

(c)	GTI, through its subsidiaries, owns state-licensed medical and/or adult-use marijuana businesses in California, Connecticut, Florida, Illinois, Maryland, Massachusetts, Minnesota, Nevada, New Jersey, New York, Ohio, Pennsylvania, Rhode Island and Virginia.

(d)-(e)	During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The place of organization of RSLGH is Delaware. The place of organization of Core Growth is Delaware. The place of organization of Wellness Mgmt is California. The place of organization of For Success Holdings is Delaware. The place of organization of VCP23 is Delaware. The place of organization of GTI23 is Delaware. The place of organization of GTI is British Columbia.

CUSIP NO. 00853E 305	13D	Page 9 of 12 Pages

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the Reporting Persons are deemed to have voting and dispositive power over 6,860,274 shares of Common Stock of the Company, for the Purchase Price (as defined in Item 4). The Purchase Price was paid out of the working capital of GTI.

As of the date of this filing, the Reporting Persons have no margin or other loans outstanding secured by Common Stock.

Item 4.	Purpose of Transaction

This is the Reporting Persons’ initial Schedule 13D.

Purchase Agreement

RSLGH (sometimes referred to herein as the “Investor”), a subsidiary of Green Thumb, entered into that certain Purchase Agreement (the “Purchase Agreement”), dated November 5, 2024, with Raymond Chang (individually, and as the representative of the Sellers (as defined herein)), Chinwei Wang, I-Tseng Jenny Chan, CP Acquisitions, GIC Acquisition LLC (“GIC”), the RTC3 2020 Irrevocable Trust (“RTC”), M Zion Capital, LLC, M Olivet Capital, LLC and M Cannan Capital, LLC (collectively, the “Sellers”) to purchase Common Stock and warrants to purchase Common Stock held by the Sellers (collectively, the “Sellers Equity”). The Company was not a party to the Purchase Agreement. Specifically, the following shares of Common Stock were transferred to the Purchase Agreement:

●	Mr. Chang, individually, transferred 38 shares of Common Stock to the Investor;

●	Ms. Wang, individually, transferred 105,263 shares of Common Stock to the Investor;

●	RTC transferred 357,410 shares of Common Stock to the Investor;

●	M Zion Capital, LLC transferred 67,996 shares of Common Stock to the Investor;

●	M Olivet Capital, LLC transferred 67,996 shares of Common Stock to the Investor;

●	M Cannan Capital, LLC transferred 67,996 shares of Common Stock to the Investor;

●	RTC assigned warrants to purchase 15,417 shares of Common Stock held by RTC, subject to a 9.99% beneficial ownership limitation, to the Investor;

●	GIC assigned pre-funded warrants to purchase 1,085,123 shares of Common Stock held by GIC, as amended by that certain Amendment to Pre-Funded Common Stock Purchase Warrant, dated August 28, 2024, by and between the Issuer and GIC, subject to a 49.99% beneficial ownership limitation; and

●	CP Acquisitions assigned warrants to purchase 5,069,162 shares of Common Stock held by CP Acquisitions, subject to a 49.99% beneficial ownership limitation, to the Investor.

In exchange for the Sellers Equity, subject to the other terms and conditions in the Purchase Agreement, the Investor paid the Sellers $18,280,000 (the “Purchase Price”), comprised of a combination of cash and subordinate voting shares of Green Thumb as payment, in three tranches.

In the event any Seller holds any restricted stock units (“Restricted Stock”) or stock options (“Stock Options”) of the Issuer granted under any equity incentive plan of the Issuer or otherwise (the “Equity Awards” and the Common Stock of the Issuer underlying such Equity Awards, the “Award Stock”), such Seller agreed to the following: (i) to promptly transfer the Award Stock to the Investor promptly upon receipt of such Award Stock, (ii) to not sell, assign, encumber or in any other way transfer any of the Award Stock except to the Investor, and (iii) to not exercise any Stock Options unless in connection with transferring the resulting Award Stock to the Issuer with the consent of the Issuer. The Sellers agreed that the Purchase Price constitutes in part consideration for the Award Stock and no further consideration from the Issuer shall be paid in exchange for the Award Stock. There are 23,873 shares of Common Stock subject to Award Stock.

CUSIP NO. 00853E 305	13D	Page 10 of 12 Pages

The Purchase Agreement includes customary indemnification, limitations of liability, and representations and warranties. The foregoing summary of the Purchase Agreement does not purport to be complete, and is qualified in its entirety by reference to a copy of the Purchase Agreement that is filed as Exhibit 99.2 hereto.

Convertible Note

On November 5, 2024, the Company issued a Secured Convertible Note (the “Note”) to RSLGH, a subsidiary of Green Thumb. The Note is a secured obligation of the Company and will rank senior to all indebtedness of the Company except for certain indebtedness set forth in the Note. The Note will mature on November 5, 2025 (the “Maturity Date”) and contains a 10.0% annualized interest rate, with interest to be paid on the first calendar day of each September and March while the Note is outstanding, in cash, beginning January 1, 2025. The principal amount of the Note will be payable on the Maturity Date.

The Note imposes certain customary affirmative and negative covenants upon the Company, including covenants relating to corporate existence, indebtedness, liens, distributions, affiliate transactions, and issuance of other notes. If an event of default under the Note occurs, the Investor can elect to redeem the Note for cash equal to the then-outstanding principal amount of the Note (or such lesser principal amount accelerated by the Investor), plus accrued and unpaid interest, including default interest, which accrues at a rate per annum equal to 14% from the date of a default or event of default, or, only in connection with certain events of default.

If the Investor elects to convert the Note, the conversion price per share will be $3.158, subject to customary adjustments for certain corporate events, and the largest number of shares of Common Stock for which the conversion could be exercised is 6,333,122 shares. The conversion of the Note will be subject to certain customary conditions and the receipt of stockholder approval to the extent necessary under Nasdaq listing rules.

Currently, RSLGH is not entitled to convert any portion of the Note, as the Company has not obtained the approval of the shareholders of the Company for such conversion in accordance with Listing Rule 5635(b) and 5635(d) of The Nasdaq Stock Market, Inc. Such approval is not anticipated to be obtained within 60 days of the filing of this Schedule 13D.

The foregoing summary of the Note does not purport to be complete, and is qualified in its entirety by reference to a copy of the Note that is filed as Exhibit 99.3 hereto.

Director and Chief Executive Officer Changes

On November 5, 2024, immediately following the issuance of the Note (the “Effective Time”), Raymond Chang resigned as a member of the Board of Directors (the “Board”) of the Company and any subsidiaries and as President and Chief Executive Officer of the Company, and I-Tseng Jenny Chan resigned as a member of the Board. Mr. Chang’s and Ms. Chan’s resignations did not result from any disagreement regarding the Company’s operations, policies or practices.

At the Effective Time, the Board appointed Benjamin Kovler as a member of the Board and Chairman and appointed Armon Vakili and Richard Drexler as members of the Board.

CUSIP NO. 00853E 305	13D	Page 11 of 12 Pages

Other than pursuant to the Purchase Agreement, to which the Company was not a party, there are no arrangements or understandings between Mr. Kovler, Mr. Vakili or Mr. Drexler and any other person pursuant to which they were appointed as directors of the Company, and there are no family relationships between Mr. Kovler, Mr. Vakili or Mr. Drexler and any director or executive officer of the Company.

Effective as of the Effective Time, the Company appointed Benjamin Kovler as its Interim Chief Executive Officer. In this capacity, Mr. Kovler will also serve as principal executive, financial and accounting officer. He will also carry the titles of President, Secretary and Treasurer.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose. Except as noted in this Schedule 13D, the Reporting Persons do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the board of directors of the Issuer (the “Board”), engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization of the Issuer, ownership structure, Board structure (including Board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional shares securities of the Issuer, and/or selling some or all of the Investors securities in the Issuer.

Item 5.	Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based on 1,331,539 shares of Common Stock outstanding as of October 30, 2024.

Because Core Growth is the sole member of RSLGH, Wellness Mgmt is the sole member of Core Growth, For Success Holdings is the sole member of Wellness Mgmt, VCP23 is the sole shareholder of For Success Holdings, GTI23 is the sole member of VCP23, and GTI is the sole shareholder of GTI23 (collectively, other than RSLGH, the “GTI Parties”), the GTI Parties are deemed to share the voting and dispositive power over the shares of Common Stock owned by RSLGH.

The Reporting Persons have not made any transactions in the Common Stock within the past 60 days other than as provided in Item 4 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

See the disclosure in Item 4 and Item 5 above, which is incorporated into this Item 6, and see the joint filing agreement of the Reporting Persons.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement – Filed Herewith.
99.2	Purchase Agreement, dated November 5, 2024 – Filed Herewith.
99.3	Secured Amended, Restated and Consolidated Convertible Note - Incorporated by reference to Exhibit 4.1 attached to the Company’s Current Report on Form 8-K dated November 5, 2024, as filed with the Securities and Exchange Commission on November 5, 2024.

CUSIP NO. 00853E 305	13D	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

RSLGH, LLC		CORE GROWTH, LLC

By:	/s/ Bret Kravitz	By:	/s/ Benjamin Kovler
Name:	Bret Kravitz	Name:	Benjamin Kovler
Title:	Corporate Secretary	Title:	Authorized Signatory

Wellness Mgmt, LLC		FOR SUCCESS HOLDINGS COMPANY

By:	/s/ Benjamin Kovler	By:	/s/ Benjamin Kovler
Name:	Benjamin Kovler	Name:	Benjamin Kovler
Title:	Authorized Signatory	Title:	CEO & President

VCP23, LLC		GTI23, INC.

By:	/s/ Benjamin Kovler	By:	/s/ Benjamin Kovler
Name:	Benjamin Kovler	Name:	Benjamin Kovler
Title:	Manager	Title:	Director & Authorized Signatory

Green Thumb Industries Inc.

By:	/s/ Benjamin Kovler
Name:	Benjamin Kovler
Title:	Chairman and Chief Executive Officer

Schedule A

Directors and Executive Officers of Green Thumb Industries Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship

Dawn Wilson Barnes Director	Since April 2004, Ms. Barnes has served as the President and Founder of Aurora Bay Capital, an Atlanta-based financial services firm that provides institutional marketing and consulting services to firms seeking growth capital.	325 West Huron Street, Suite 700, Chicago, Illinois 60654	United States

Anthony Georgiadis President and Director	Mr. Georgiadis assumed the role of President as of January 1, 2023, after joining the company in May 2015 as a managing partner and then holding the role of Chief Financial Officer from January 2017 until becoming President.	325 West Huron Street, Suite 700, Chicago, Illinois 60654	United States

Jeffrey Goldman	Since October 1998, Mr. Goldman has served as Vice President of Carol’s Cookies, Inc., a family-owned business founded in 1979 by his mother.	325 West Huron Street, Suite 700, Chicago, Illinois 60654	United States

Benjamin Kovler Founder, Chairman of the Board and Chief Executive Officer	Benjamin Kovler founded Green Thumb Industries Inc. in 2014. He has been Chairman since 2014 and Chief Executive Officer from 2014 through year-end 2017 and since August 2018.	325 West Huron Street, Suite 700, Chicago, Illinois 60654	United States

Ethan Nadelmann	Mr. Nadelmann has been deeply involved in cannabis policy and cannabis policy reform advocacy for over 35 years. He is the founder, host and executive producer of PSYCHOACTIVE, a podcast addressing cannabis and other drug issues. He is the founder of both the Drug Policy Alliance, a nonprofit organization where he was executive director from 2000 until 2017, and, prior to that, The Lindesmith Center, an Open Society Institute project that he directed from 1994 to 2000.	325 West Huron Street, Suite 700, Chicago, Illinois 60654	United States

Richard Reisin	From July 2015 to November 2020, Mr. Reisin served as Executive Vice President and Director at Carylon Corporation, a national organization of industry-leading, regional operating companies that offer a wide range of specialized services including sewer maintenance, industrial services, and water management for municipalities, utilities, and industrial companies.	325 West Huron Street, Suite 700, Chicago, Illinois 60654	United States

Hannah (Buchan) Ross	Ms. Ross has served as the Chief Operating Officer of Edie Parker, a lifestyle brand merging the worlds of fashion and cannabis since 2022- spearheading that company’s growth. Since December 2017, Ms. Ross has also been a Partner at Beehouse LLC, an investment firm focused on the U.S. legal cannabis industry. From September 2020 to February 2021, she served as the interim Chief Executive Officer for Lowell Herb Co.	325 West Huron Street, Suite 700, Chicago, Illinois 60654	United States

Mathew Faulkner Chief Financial Officer	Mr. Faulkner was appointed as the Company’s first Chief Accounting Officer in August 2020 and, in January 2023, became Chief Financial Officer. Mr. Faulkner has been with the Company since May 7, 2018, having previously served as the Company’s Senior Vice President of Accounting.	325 West Huron Street, Suite 700, Chicago, Illinois 60654	United States

Bret Kravitz General Counsel and Secretary	Mr. Kravitz became the company’s General Counsel on January 1, 2023, having previously served as the Company’s Chief Corporate Counsel since 2017.	325 West Huron Street, Suite 700, Chicago, Illinois 60654	United States

Directors and Executive Officers of For Success Holdings Company

Name and Position	Present Principal Occupation	Business Address	Citizenship

Anthony Georgiadis President and Director	Mr. Georgiadis assumed the role of President of GTI as of January 1, 2023, after joining GTI in May 2015 as a managing partner and then holding the role of Chief Financial Officer of GTI from January 2017 until becoming President of GTI.	325 West Huron Street, Suite 700, Chicago, Illinois 60654	United States

Benjamin Kovler Chief Executive Officer, President and Director	Benjamin Kovler founded Green Thumb Industries Inc. in 2014. He has been Chairman of GTI since 2014 and Chief Executive Officer from 2014 through year-end 2017 and since August 2018.	325 West Huron Street, Suite 700, Chicago, Illinois 60654	United States

Andrew Grossman Director	Mr. Grossman joined GTI as an investor in 2015, and as an employee in 2016. He is currently the Executive Vice President of Capital Markets and Investor Relations of GTI.	325 West Huron Street, Suite 700, Chicago, Illinois 60654	United States

Directors of GTI23, Inc. (There are no Currently Named Executive Officers)

Name and Position	Present Principal Occupation	Business Address	Citizenship

Anthony Georgiadis Director	Mr. Georgiadis assumed the role of President of GTI as of January 1, 2023, after joining GTI in May 2015 as a managing partner and then holding the role of Chief Financial Officer of GTI from January 2017 until becoming President of GTI.	325 West Huron Street, Suite 700, Chicago, Illinois 60654	United States

Benjamin Kovler Director	Benjamin Kovler founded Green Thumb Industries Inc. in 2014. He has been Chairman of GTI since 2014 and Chief Executive Officer from 2014 through year-end 2017 and since August 2018.	325 West Huron Street, Suite 700, Chicago, Illinois 60654	United States

Andrew Grossman Director	Mr. Grossman joined GTI as an investor in 2015, and as an employee in 2016. He is currently the Executive Vice President of Capital Markets and Investor Relations of GTI.	325 West Huron Street, Suite 700, Chicago, Illinois 60654	United States